Exhibit (a)(5)(v)

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-219-4218

                 ACM MANAGED DOLLAR INCOME FUND, INC. ANNOUNCES
               EXPIRATION OF TENDER OFFER AND PRELIMINARY RESULTS
               --------------------------------------------------

     NEW YORK, NY June 13, 2005 ACM Managed Dollar Income Fund, Inc. (NYSE: ADF) (the "Fund") announced today its tender offer for 1,135,385 of its issued and outstanding shares of common stock representing approximately 5% of the Fund's outstanding shares expired Friday, June 10, 2005 at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 p.m. Eastern Time on June 14, 2005.

     Based upon current information, approximately 1,563,940 shares were tendered, of which approximately 98,500 shares were tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeds 1,135,385 shares, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis (disregarding fractions) from all tendering stockholders, in accordance with the number of shares tendered by or on behalf of each stockholder. Based on preliminary information, the proration for each stockholder is estimated to be 72.6% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on June 15, 2005 of 1,135,385 shares properly tendered and not withdrawn and that payment for such shares will be made on or about June 17, 2005. The purchase price of properly tendered shares is the net asset value per share determined as of the close of regular trading session of the New York Stock Exchange today.

     The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. As of June 9, 2005 the Fund's total net assets were approximately $180 million.

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00250.0158 #579761

s: MFLEGAL\PRESS RELEASE\ACM8Prelim.With Proration